SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 14)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Anthony Castano Ener1 Group, Inc. 1540 Broadway, Suite 40D New York, New York 10036 (212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29267A203

(1)	Names of reporting person: Boris Zingarevich
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by each reporting person with:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 104,376,280(1)(2)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 104,376,280(1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14)	Type of Reporting Person: IN

CUSIP No.: 29267A203

(1)	Names of reporting person: Ener1 Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by each reporting person with:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 89,564,508(1)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 89,564,508(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,564,508(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 42.0%(3)
(14)	Type of Reporting Person: CO

CUSIP No.: 29267A203

(1)	Names of reporting person: Bzinfin S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by each reporting person with:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 104,376,280 (2)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 104,376,280 (2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14)	Type of Reporting Person: CO

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 14 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, as amended by Amendment No. 4 to Schedule 13D dated August 3, 2010 filed by the Reporting Persons, as amended by Amendment No. 5 to Schedule 13D dated October 1, 2010 filed by the Reporting Persons, as amended by Amendment No. 6 to Schedule 13D dated February 8, 2011 filed by the Reporting Persons, as amended by Amendment No. 7 to Schedule 13D dated June 29, 2011 filed by the Reporting Persons, as amended by Amendment No. 8 to Schedule 13D dated September 12, 2011 filed by the Reporting Persons, as amended by Amendment No. 9 to Schedule 13D dated November 16, 2011 filed by the Reporting Persons, as amended by Amendment No. 10 to Schedule 13D dated December 23, 2011 filed by the Reporting Persons, as amended by Amendment No. 11 to Schedule 13D dated January 9, 2012 filed by the Reporting Persons, as amended by Amendment No. 12 to Schedule 13D dated January 20, 2012 filed by the Reporting Persons and as amended by Amendment No. 13 to Schedule 13D dated January 26, 2012 filed by the Reporting Persons  (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 14.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 4, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following information:

On January 27, 2012, in connection with the Chapter 11 Case, the Bankruptcy Court authorized the Company on an interim basis to enter into the Debtor-in-Possession Loan Agreement (the “DIP Loan Agreement”) with Bzinfin, as lender and agent.  The Company and Bzinfin signed the DIP Loan Agreement on January 27, 2012.   The DIP Loan Agreement provides for a revolving facility not to exceed $20 million, of which the Bankruptcy Court authorized the Company to draw up to $13.5 million of revolving advances prior to a final hearing.  The Company’s ability to draw revolving advances under the DIP Loan Agreement is subject to the satisfaction of certain conditions, including that requests be made by the Company at least three business days in advance of the business day on which any advance is to be made, requests be necessary and in conformance with the Company’s budget contained in the DIP Loan Agreement and no event of default (as defined in the DIP Loan Agreement) shall have occurred and be continuing.  A final hearing regarding the DIP Loan Agreement, including authorization to draw the remaining $6.5 million thereunder, is scheduled before the Bankruptcy Court on February 16, 2012.  Borrowings under the DIP Loan Agreement bear interest at LIBOR plus 7% per annum and mature 90 days after January 26, 2012 (the “Maturity Date”), except that borrowings may be required to be repaid earlier in the case of an event of default under the DIP Loan Agreement.  The obligations of the Company as borrower under the DIP Loan Agreement are secured by all of the present and future assets of the Company, subject to certain exceptions, and are guaranteed by the Company’s subsidiaries EnerDel, Inc. (“EnerDel”), EnerFuel, Inc. and NanoEner, Inc.

The DIP Loan Agreement contains customary representations and warranties, as well as affirmative and negative covenants and is subject to customary events of default.  If an event of default occurs, upon five (5) business days written notice to the Company, Bzinfin may declare all remaining principal and accrued and unpaid interest thereon due and payable.  Upon and after the occurrence and during the existence of an event of default, Bzinfin is required to file a motion with the Bankruptcy Court seeking relief from the automatic stay to enforce any of its rights or remedies.  However, Bzinfin may not enforce any of its rights and remedies upon the occurrence and during the existence of an event of default unless it provides certain investment funds managed by Goldman Sachs Asset Management, L.P., all of whom are parties to the Plan Support Agreement (the “GSAM Noteholders”), an opportunity to become parties to the DIP Loan Agreement and to participate with Bzinfin in making additional revolving advances to the Company under the DIP Loan Agreement. If the GSAM Noteholders become parties to the DIP Loan Agreement and participate with Bzinfin in making additional revolving advances to the Company, then Bzinfin may not enforce its rights and remedies upon the occurrence and during the existence of an event of default under the DIP Loan Agreement until the earlier of the Maturity Date or termination of the Plan Support Agreement.  If the GSAM Noteholders either do not become parties to the DIP Loan Agreement or after having done so do not participate with Bzinfin in making additional revolving advances to the Company then Bzinfin may enforce its rights and remedies upon the earlier occurrence of either event.

A portion of the borrowings under the DIP Loan Agreement will be used to repay the $6.5 million secured term loan (including accrued and unpaid interest thereon) outstanding under the Loan Agreement that matured on January 27, 2012, as well as fees and expenses thereunder.   The Company may also use borrowings under the DIP Loan Agreement to pay costs, expenses and all other payment amounts incurred in connection with the DIP Loan Agreement; for general working capital and operational expenses; and to fund loans to the Company’s EnerDel subsidiary.

The foregoing description of the DIP Loan Agreement does not  purport to be complete and is qualified in its entirety by the full text of the DIP Loan Agreement, a copy of which is listed and incorporated by reference as Exhibit 99.69 hereto, and is incorporated herein by reference.

Reference is made to the Company’s Current Report on Form 8-K dated January 27, 2012, as filed with the Securities and Exchange Commission on January 30, 2012, for more information regarding the DIP Loan Agreement and related matters.

Court documents filed in the Chapter 11 Case (other than documents filed under seal or otherwise subject to confidentiality protections) will be accessible at the Bankruptcy Court’s Internet site, www.nysb.uscourts.gov, through an account obtained from Pacer Service Center at 1-800-676-6856 or online at http://pacer.psc.uscourts.gov.  The information set forth on the foregoing websites shall not be deemed to be a part of or incorporated  by reference into this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following information:

On January 27, 2012, the Company and Bzinfin entered into the DIP Loan Agreement described above in Item 4 hereof.

 Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following information:

Exhibit 99.69
Debtor-in-Possession Loan Agreement, dated January 27, 2012, by and among Ener1, Inc., as borrower, and Bzinfin S.A., as agent and lender (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated January 27, 2012 and filed with the Securities and Exchange Commission on January 30, 2012)

__________________________

Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 70,654,430 shares of Common Stock and (ii) 18,910,078 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 10,053,209 shares of Common Stock and (ii) 4,758,563 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 89,564,508 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 72,204,919 of such  89,564,508 shares of Common Stock, as the 72,204,919  shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 72,204,919 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 196,921,499 outstanding shares of Common Stock as of September 30, 2011.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

/s/ Boris Zingarevich	January 31, 2012
Date

ENER1 GROUP, INC.

/s/ Anthony Castano	January 31, 2012
Anthony Castano	Date
Chief Financial Officer

BZINFIN S.A.

/s/ Patrick T. Bittel	January 31, 2012
Patrick T. Bittel, Attorney-in-Fact	Date